Exhibit 99.1

Draganfly Announces First Quarter Results of 2025

Vancouver, BC. May 8, 2025 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce its first quarter financial results.

Key Financial and Operational Highlights for Q1 2025:

●	Revenue for the first quarter of 2025 was $1,547,715 which represents a 16% year over year increase. Product sales of $1,541,811 were up 24.5% over the same period last year.

●	Gross profit for Q1 2025 was $310,088 up 10.7% from $280,011 for the same period last year. Gross margin percentage for Q1 2025 was 20.0% compared to 21.1% in Q1 2024. Gross profit would have been $271,422 and gross margin would have been 17.5%, not including a one-time non-cash recovery of a write down of inventory of $38,666. The decrease is due to the sales mix of the products sold.

●	The comprehensive loss for the period of $3,433,712 includes non-cash changes comprised of a positive change in fair value derivative of $157,830, a recovery of a write down of inventory of $38,666, and an impairment gain on notes receivable of $25,951 and would otherwise be a comprehensive loss of $3,656,159 vs an adjusted comprehensive loss of $3,559,976 for the same period last year. Contributors to the slight year-over-year increase are increased research and development, office and miscellaneous, professional fees, share based payments, and wages offset by change in derivative liability.

●	Cash balance on March 31, 2025 of $2,126,103 compared to $6,252,409 on December 31, 2024.

●	Volatus Aerospace partnered with Draganfly to integrate Volatus’ advanced Bathymetric LiDAR technology with Draganfly’s Heavy Lift Drone for a pilot project in oil and gas exploration. This collaboration aims to enhance precision data acquisition in energy markets. Additionally, Volatus became an OEM-approved dealer for Draganfly’s UAV platforms, including the Heavy Lift Drone, Commander 3XL, and Apex Drones.

●	Draganfly obtained a waiver from the FAA under 14 CFR §§ 107.39 and 107.145, allowing its drones to operate over people and moving vehicles. This waiver enables Draganfly to conduct flights beyond standard operational restrictions, facilitating advanced UAV operations in complex urban environments.

●	Building upon their existing partnership, Volatus Aerospace and Draganfly announced an expanded collaboration to address the growing demand for automated geospatial data collection and analysis solutions in the utility infrastructure sector. This strategic alliance combines Volatus’ operational expertise with Draganfly’s advanced sensor technology to enhance services for high-value power utility customers.

●	Draganfly announced the establishment of a new U.S. facility in Tampa, Florida, strategically positioned near key military and government clients. This expansion includes a demonstration and live-fire testing facility, reinforcing Draganfly’s commitment to delivering cutting-edge drone solutions to its U.S. customers and bolstering national security and defense partnerships.

●	The Massachusetts Department of Transportation’s Aeronautics Division selected Draganfly to conduct a drone medical delivery demonstration, which was successfully completed. The demonstration involved the simulated delivery of medical supplies to support home-based healthcare, showcasing the potential of UAVs in enhancing healthcare logistics.

●	Draganfly appointed Christopher C. Miller, former Acting U.S. Secretary of Defense under President Donald Trump, to its Board of Directors. Miller brings extensive experience in defense and intelligence, which is expected to guide Draganfly’s strategic initiatives in government, defense, and aerospace sectors.

Draganfly will hold a shareholder update and earnings call on May 8, 2025 at 2:30 p.m. PDT / 5:30 p.m. EDT.

Registration for the call can be done Here

Selected financial information is outlined below and should be read with Draganfly’s consolidated financial statements for the quarter ended March 31, 2025, and associated management discussion and analysis, which will be available under the Company’s profile on SEDAR at www.sedar.com and filed on EDGAR at www.sec.gov.

	Three months ended March 31,
	2025	2024
Total revenues	$1,547,715	$1,329,581
Gross Margin (as a % of revenues) (1)	20.0%	21.1%
Net income (loss)	(3,424,825)	(1,863,808)
Net income (loss) per share ($)
- Basic	(0.63)	(0.85)
- Diluted	(0.63)	(0.85)
Comprehensive income (loss)	(3,433,712)	(1,884,416)
Comprehensive income (loss) per share ($)
- Basic	(0.63)	(0.86)
- Diluted	(0.63)	(0.86)
Change in cash and cash equivalents	$(4,126,306)	$1,246,124

(1)	Gross Profit (as a % of revenues) would have been 17.5% and 32.2% not including a non-cash recovery of a write down of inventory of $38,666 and a non-cash write down of inventory of $148,760 respectively for the three month period ending March 31 2025 and 2024, respectively.

As at	March 31, 2025	December 31, 2024
Total assets	$6,919,097	$10,200,088
Working capital	705,243	3,846,283
Total non-current liabilities	296,067	342,013
Shareholders’ equity	$1,476,648	$4,621,783
Number of shares outstanding	5,433,824	5,427,795

Shareholders’ equity and working capital as at March 31, 2025, includes a fair value of derivative liability of $2,040,291 (2024 - $2,198,121) and would otherwise be $3,516,939 (2024 - $6,819,904) and $2,745,534 (2024 - $6,044,404), respectively.

	2025 Q1	2024 Q4	2024 Q1
Revenue	$1,547,715	$1,613,162	$1,329,581
Cost of sales(2)	$(1,237,627)	$(1,397,422)	$(1,049,570)
Gross profit(3)	$310,088	$215,740	$280,011
Gross margin – percentage	20.0%	13.4%	21.1%
Operating expenses	$(3,911,035)	$(4,085,766)	$(3,530,933)
Operating income (loss)	$(3,600,947)	$(3,870,026)	$(3,250,922)
Operating loss per share - basic	$(0.66)	$(0.91)	$(1.47)
Operating loss per share - diluted	$(0.66)	$(0.91)	$(1.47)
Other income (expense)	$176,122	$(851,896)	$1,387,114
Change in fair value of derivative liability (1)	$157,830	$(946,116)	$1,817,569
Other comprehensive income (loss)	$(8,887)	$5,991	$(20,608)
Comprehensive income (loss)	$(3,433,712)	$(4,715,931)	$(1,884,416)
Comprehensive income (loss) per share - basic	$(0.63)	$(1.11)	$(0.86)
Comprehensive income (loss) per share - diluted	$(0.63)	$(1.11)	$(0.86)

(1)	Included in other income (expense).
(2)	Cost of goods sold includes non-cash inventory write downs of, $167,515 in Q4 2024 and a recovery of a write down of inventory of $38,666 in Q1 2025 and would have been $1,229,907 in Q4 2024 and $1,276,293 in Q1 2025 before these write downs.
(3)	Gross profit would have been $383,255 in Q4 2024 and $271,422 in Q1 2025 without the write downs in number 2 above.
(4)	Cost of goods sold includes non-cash inventory write downs of $148,760 in Q1 2024 and would have been $900,810 in Q1 2024 before these write downs.
(5)	Gross profit would have been $428,771 in Q1 2024 without the write downs in number 4 above.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 25 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

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Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Note Regarding Non-GAAP Measures

In this press release we describe certain income and expense items that are unusual or non-recurring. There are terms not defined by International Financial Reporting Standards (IFRS). Our usage of these terms may vary from the usage adopted by other companies. Specifically, gross profit and gross margin are undefined terms by IFRS that may be referenced herein. We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

Throughout this release, reference is made to “gross profit,” and “gross margin,” which are non-IFRS measures. Management believes that gross profit, defined as revenue less operating expenses, is a useful supplemental measure of operations. Gross profit helps provide an understanding on the level of costs needed to create revenue. Gross margin illustrates the gross profit as a percentage of revenue. Readers are cautioned that these non-IFRS measures may not be comparable to similar measures used by other companies. Readers are also cautioned not to view these non-IFRS financial measures as an alternative to financial measures calculated in accordance with International Financial Reporting Standards (“IFRS”). For more information with respect to financial measures which have not been defined by GAAP, including reconciliations to the closest comparable GAAP measure, see the “Non-GAAP Measures and Additional GAAP Measures” section of the Company’s most recent MD&A which is available on SEDAR.

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the Company’s arrangement with Volatus Aerospace to integrate Volatus’ advanced Bathymetric LiDAR technology with Draganfly’s Heavy Lift Drone for a pilot project in oil and gas exploration as well as the expanded collaboration to address the growing demand for automated geospatial data collection and analysis solutions in the utility infrastructure sector; the obtention of a waiver from the FAA under 14 CFR §§ 107.39 and 107.145, allowing its drones to operate over people and moving vehicles; the establishment of a new U.S. facility in Tampa, Florida, strategically positioned near key military and government clients; and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.